EXHIBIT 99.1

Brookfield Business Partners Reports Third Quarter 2025 Results

BROOKFIELD, NEWS, Nov. 06, 2025 (GLOBE NEWSWIRE) -- Brookfield Business Partners (NYSE: BBU, BBUC; TSX: BBU.UN, BBUC) announced today financial results for the quarter ended September 30, 2025.

“We made excellent progress in our business over the past few months, completing the acquisition of a Canadian residential and multi-family mortgage lender, generating $180 million from our capital recycling initiatives and announcing the simplification of our corporate structure,” said Anuj Ranjan, CEO of Brookfield Business Partners. “Our plan to convert into a single listed corporation has been well received by our investors and continuing to execute on our strategy should support continued growth in the intrinsic value of our business.”

	Three Months Ended September 30,		Nine Months Ended September 30,
US$ millions (except per unit amounts), unaudited	2025	2024	2025	2024
Net income (loss) attributable to Unitholders[1]	$(59)	$301	$47	$329
Net income (loss) per limited partnership unit[2]	$(0.28)	$1.39	$0.19	$1.52

Adjusted EBITDA[3]	$575	$844	$1,757	$1,912

Net loss attributable to Unitholders for the three months ended September 30, 2025 was $59 million (loss of $0.28 per limited partnership unit), compared to net income of $301 million (income of $1.39 per limited partnership unit) in the prior period. Prior year net income attributable to Unitholders included $296 million of tax recoveries at our advanced energy storage operation compared to $77 million in the current period and included $131 million of net gains on dispositions compared to $16 million in the current period.

Operational Update

The following table presents Adjusted EBITDA by segment:

	Three Months Ended September 30,		Nine Months Ended September 30,
US$ millions, unaudited	2025	2024	2025	2024
Industrials	$316	$500	$927	$941
Business Services	188	228	606	615
Infrastructure Services	104	146	317	446
Corporate	(33)	(30)	(93)	(90)
Adjusted EBITDA	$575	$844	$1,757	$1,912

Adjusted EBITDA for the three months ended September 30, 2025 was $575 million, compared to $844 million in the prior period. Current period Adjusted EBITDA included $77 million of tax recoveries and reflects the impact of lower ownership in three businesses from the partial sale of interests to a new Brookfield managed evergreen private equity fund. Prior period results included $296 million of tax recoveries and $47 million of contribution from disposed operations.

Industrials segment Adjusted EBITDA was $316 million for the three months ended September 30, 2025, an increase of 17% compared to the prior period excluding the impact of tax recoveries. Results include contribution from recent acquisitions including our electric heat tracing systems manufacturer acquired in January 2025.

Strong performance at our advanced energy storage operation was driven by higher volumes, continued positive mix shift toward higher margin advanced batteries combined with ongoing operational and commercial improvements. Adjusted EBITDA at our engineered components manufacturer increased on a same store basis compared to the prior period, driven by recent commercial actions and increased volumes from customer wins.

Business Services segment Adjusted EBITDA was $188 million for the three months ended September 30, 2025 and included the impact from the sale of a partial interest in our dealer software and technology services operation in July 2025.

Performance at our residential mortgage insurer continues to benefit from resilient demand across the business’ served market segment, including first-time homebuyers. While continued renewal activity at our dealer software and technology services operation supported stable bookings during the quarter, results include the impact of ongoing costs related to technology upgrades.

Our Infrastructure Services segment Adjusted EBITDA was $104 million for the three months ended September 30, 2025. Results reflect the impact of the disposition of our offshore oil services’ shuttle tanker operation in January 2025 and the sale of a partial interest in our work access services operation in July 2025.

Stable performance at our modular building leasing services operation benefited from increased sales of value added products and services despite weak end market conditions. Improved margins and productivity gains at our lottery services operation contributed to results during the quarter, offset by the impact of lower terminal deliveries compared to the prior period.

The following table presents Adjusted EFO4 by segment:

	Three Months Ended September 30,		Nine Months Ended September 30,
US$ millions, unaudited	2025	2024	2025	2024
Adjusted EFO
Industrials	$184	$356	$468	$742
Business Services	126	245	348	499
Infrastructure Services	41	61	245	209
Corporate	(67)	(80)	(198)	(248)

Adjusted EFO included the benefit of lower current taxes at our advanced energy storage operation and lower interest expense as a result of a reduction in our corporate borrowings compared to the prior period. Adjusted EFO in the current period included $16 million of after-tax net gains primarily related to the disposition of our Indian non-bank financial services' non-core home financing operation. Adjusted EFO in the prior period included $131 million of net gains primarily related to the disposition of our road fuels operation and the deconsolidation of our payment processing services operation.

Strategic Initiatives

  Capital Recycling
  In September, our offshore oil services operation entered into an agreement to sell its Floating Production, Storage, and Offloading (FPSO) operation. Expected proceeds from the sale, combined with proceeds from prior asset sales and distributions, should provide BBU with a path to recover the majority of its invested capital in the business. The sale is expected to close in the first half of 2026, subject to closing conditions.

  Capital Deployment
  In October, we completed the previously announced privatization of First National Financial Corporation, a leading Canadian residential and multi-family mortgage lender for $2.6 billion. BBU invested $146 million for its 11% interest.

  Corporate Reorganization
  In connection with our previously announced plans to simplify our corporate structure, we have entered into an arrangement agreement (the “Arrangement”) by which all BBU limited partnership units, BBUC class A exchangeable shares and redemption-exchange units will be exchanged for newly issued class A shares of a publicly traded Canadian corporation (the “Corporation”) on a one-for-one basis.

  The Arrangement will be implemented pursuant to a court-approved plan of arrangement and completion of the Arrangement is subject to a number of conditions, including BBU and BBUC security holder approvals, approval by the British Columbia Supreme Court and customary regulatory approvals for a transaction of this nature. A special meeting of BBU unitholders and a special meeting of BBUC shareholders have been called for January 13, 2026 and security holders of record as of the close of business on November 25, 2025 will be entitled to vote at the meetings.

  Special Committees of directors of the general partner of BBU and of BBUC (collectively, the “Boards”) have unanimously determined that the Arrangement is in the best interests of BBU and BBUC, respectively, and have recommended that the Boards approve the Arrangement and recommend that BBU unitholders and BBUC shareholders vote in favor of the Arrangement. The Boards, on the recommendation of the Special Committees, have determined that the Arrangement is in the best interests of BBU and BBUC, respectively, and have unanimously resolved to approve the Arrangement and recommend that BBU unitholders and BBUC shareholders vote in favor of the Arrangement. In making their determinations, the Special Committees and the Boards considered, among other factors, the fairness opinion of the Special Committees’ financial advisor, Origin Merchant Partners to the effect that, as of November 4, 2025 and subject to the assumptions, limitations and qualifications described therein, the consideration to be received by public holders of BBU units and BBUC exchangeable shares is fair, from a financial point of view, to such holders.

  Further information regarding the Arrangement will be contained in a joint management information circular of BBU and BBUC. Subject to the satisfaction or waiver of all closing conditions, it is anticipated that the Arrangement will be completed in the first quarter of 2026.

  Copies of the joint management information circular, the arrangement agreement, the plan of arrangement and certain related documents will be filed with the applicable Canadian securities regulators and with the United States Securities and Exchange Commission and will be available on SEDAR+ at https://sedarplus.ca and on EDGAR at https://sec.gov.

Liquidity

We ended the quarter with approximately $2.3 billion of liquidity at the corporate level, including $2.2 billion of availability on our credit facilities. Pro forma for announced and recently closed transactions, corporate liquidity is approximately $2.9 billion.

Distribution

The Board of Directors has declared a quarterly distribution in the amount of $0.0625 per unit, payable on December 31, 2025 to unitholders of record as at the close of business on November 28, 2025.

Additional Information

The Board has reviewed and approved this news release, including the summarized unaudited interim condensed consolidated financial statements contained herein.

Brookfield Business Partners’ Letter to Unitholders and the Supplemental Information are available on our website https://bbu.brookfield.com under Reports & Filings.

Notes:

  Attributable to limited partnership unitholders, general partnership unitholders, redemption-exchange unitholders, special limited partnership unitholders and BBUC exchangeable shareholders.

  Net income (loss) per limited partnership unit calculated as net income (loss) attributable to limited partners divided by the average number of limited partnership units outstanding for the three and nine months ended September 30, 2025 which were 88.8 million and 85.9 million, respectively (September 30, 2024: 74.3 million and 74.3 million, respectively).

  Adjusted EBITDA is a non-IFRS measure of operating performance presented as net income and equity accounted income at the partnership’s economic ownership interest in consolidated subsidiaries and equity accounted investments, respectively, excluding the impact of interest income (expense), net, income taxes, depreciation and amortization expense, gains (losses) on dispositions, net, transaction costs, restructuring charges, revaluation gains or losses, impairment expenses or reversals, other income or expenses, and preferred equity distributions. The partnership’s economic ownership interest in consolidated subsidiaries and equity accounted investments excludes amounts attributable to non-controlling interests consistent with how the partnership determines net income attributable to non-controlling interests in its unaudited interim condensed consolidated statements of operating results. The partnership believes that Adjusted EBITDA provides a comprehensive understanding of the ability of its businesses to generate recurring earnings which allows users to better understand and evaluate the underlying financial performance of the partnership’s operations and excludes items that the partnership believes do not directly relate to revenue earning activities and are not normal, recurring items necessary for business operations. Please refer to the reconciliation of net income (loss) to Adjusted EBITDA included in this news release.

  Adjusted EFO is the partnership’s segment measure of profit or loss and is presented as net income and equity accounted income at the partnership’s economic ownership interest in consolidated subsidiaries and equity accounted investments, respectively, excluding the impact of depreciation and amortization expense, deferred income taxes, transaction costs, restructuring charges, unrealized revaluation gains or losses, impairment expenses or reversals and other income or expense items that are not directly related to revenue generating activities. The partnership’s economic ownership interest in consolidated subsidiaries excludes amounts attributable to non-controlling interests consistent with how the partnership determines net income attributable to non-controlling interests in its unaudited interim condensed consolidated statements of operating results. In order to provide additional insight regarding the partnership’s operating performance over the lifecycle of an investment, Adjusted EFO includes the impact of preferred equity distributions and realized disposition gains or losses recorded in net income, other comprehensive income, or directly in equity, such as ownership changes. Adjusted EFO does not include legal and other provisions that may occur from time to time in the partnership’s operations and that are one-time or non-recurring and not directly tied to the partnership’s operations, such as those for litigation or contingencies. Adjusted EFO includes expected credit losses and bad debt allowances recorded in the normal course of the partnership’s operations. Adjusted EFO allows the partnership to evaluate its segments on the basis of return on invested capital generated by its operations and allows the partnership to evaluate the performance of its segments on a levered basis.

Brookfield Business Partners is a global business services and industrials company focused on owning and operating high-quality businesses that provide essential products and services and benefit from a strong competitive position. Investors have flexibility to invest in our company either through Brookfield Business Partners L.P. (NYSE: BBU; TSX: BBU.UN), a limited partnership or Brookfield Business Corporation (NYSE, TSX: BBUC), a corporation. For more information, please visit https://bbu.brookfield.com.

Brookfield Business Partners is the flagship listed vehicle of Brookfield Asset Management’s Private Equity Group. Brookfield Asset Management is a leading global alternative asset manager with over $1 trillion of assets under management.

Please note that Brookfield Business Partners’ previous audited annual and unaudited quarterly reports have been filed on SEDAR+ and EDGAR, and are available at https://bbu.brookfield.com under Reports & Filings. Hard copies of the annual and quarterly reports can be obtained free of charge upon request.

For more information, please contact:

Media:	Investors:
Marie Fuller	Alan Fleming
Tel: +44 207 408 8375	Tel: +1 (416) 645-2736
Email: marie.fuller@brookfield.com	Email: alan.fleming@brookfield.com

Conference Call and Quarterly Earnings Webcast Details

Investors, analysts and other interested parties can access Brookfield Business Partners’ third quarter 2025 results as well as the Letter to Unitholders and Supplemental Information on our website https://bbu.brookfield.com under Reports & Filings.

The results call can be accessed via webcast on November 6, 2025 at 9:00 a.m. Eastern Time at BBU2025Q3Webcast or participants can preregister at BBU2025Q3ConferenceCall. Upon registering, participants will be emailed a dial-in number and unique PIN. A replay of the webcast will be available at https://bbu.brookfield.com.

Brookfield Business Partners L.P. Consolidated Statements of Financial Position

	As at
US$ millions, unaudited	September 30, 2025		December 31, 2024

Assets
Cash and cash equivalents		$3,500		$3,239
Financial assets		11,966		12,371
Accounts and other receivable, net		7,822		6,279
Inventory and other assets		4,694		5,728
Property, plant and equipment		10,810		13,232
Deferred income tax assets		2,060		1,744
Intangible assets		18,878		18,317
Equity accounted investments		2,384		2,325
Goodwill		13,289		12,239
Total Assets		$75,403		$75,474

Liabilities and Equity
Liabilities
Corporate borrowings		$1,156		$2,142
Accounts payable and other		13,979		16,691
Non-recourse borrowings in subsidiaries of the partnership		42,149		36,720
Deferred income tax liabilities		2,579		2,613

Equity
Limited partners	$2,354		$1,752
Non-controlling interests attributable to:
Redemption-exchange units	1,370		1,644
Special limited partner	—		—
BBUC exchangeable shares	1,858		1,721
Preferred securities	740		740
Interest of others in operating subsidiaries	9,218		11,451
		15,540		17,308
Total Liabilities and Equity		$75,403		$75,474

Brookfield Business Partners L.P. Consolidated Statements of Operating Results

US$ millions, unaudited	Three Months Ended September 30,		Nine Months Ended September 30,
	2025	2024	2025	2024

Revenues	$6,919	$9,232	$20,363	$33,193
Direct operating costs	(5,663)	(7,069)	(16,530)	(28,875)
General and administrative expenses	(278)	(319)	(860)	(943)
Interest income (expense), net	(784)	(778)	(2,355)	(2,352)
Equity accounted income (loss)	8	1	23	55
Impairment reversal (expense), net	—	—	(14)	10
Gain (loss) on dispositions, net	105	593	325	692
Other income (expense), net	(462)	(229)	(648)	(213)
Income (loss) before income tax	(155)	1,431	304	1,567
Income tax (expense) recovery
Current	(130)	(276)	(446)	(488)
Deferred	163	580	411	924
Net income (loss)	$(122)	$1,735	$269	$2,003
Attributable to:
Limited partners	$(25)	$103	$16	$113
Non-controlling interests attributable to:
Redemption-exchange units	(14)	97	15	106
Special limited partner	—	—	—	—
BBUC exchangeable shares	(20)	101	16	110
Preferred securities	13	13	39	39
Interest of others in operating subsidiaries	(76)	1,421	183	1,635

Brookfield Business Partners L.P. Reconciliation of Non-IFRS Measure

US$ millions, unaudited	Three Months Ended September 30, 2025
	Business Services	Infrastructure Services	Industrials	Corporate	Total

Net income (loss)	$69	$(255)	$88	$(24)	$(122)

Add or subtract the following:
Depreciation and amortization expense	189	185	398	—	772
Gain (loss) on dispositions, net	(105)	—	—	—	(105)
Other income (expense), net[1]	43	169	248	2	462
Income tax (expense) recovery	47	(3)	(46)	(31)	(33)
Equity accounted income (loss)	(10)	(8)	10	—	(8)
Interest income (expense), net	216	151	397	20	784
Equity accounted Adjusted EBITDA[2]	27	32	24	—	83
Amounts attributable to non-controlling interests[3]	(288)	(167)	(803)	—	(1,258)
Adjusted EBITDA	$188	$104	$316	$(33)	$575

Notes:

  Other income (expense), net corresponds to amounts that are not directly related to revenue earning activities and are not normal, recurring income or expenses necessary for business operations. The components of other income (expense), net include $187 million of expenses for employee incentive payments linked to the realization of value at our operations, $115 million of net losses on debt modification and extinguishment, $56 million of net revaluation losses, $43 million of business separation expenses, stand-up costs and restructuring charges, $14 million of loss recognized on the partial sale of an interest in our work access services operation and $47 million of other expenses.

  Equity accounted Adjusted EBITDA corresponds to the Adjusted EBITDA attributable to the partnership that is generated by its investments in associates and joint ventures accounted for using the equity method.

  Amounts attributable to non-controlling interests are calculated based on the economic ownership interests held by the non-controlling interests in consolidated subsidiaries.

Brookfield Business Partners L.P. Reconciliation of Non-IFRS Measure

US$ millions, unaudited	Nine Months Ended September 30, 2025
	Business Services	Infrastructure Services	Industrials	Corporate	Total

Net income (loss)	$322	$(272)	$328	$(109)	$269

Add or subtract the following:
Depreciation and amortization expense	619	525	1,125	—	2,269
Impairment reversal (expense), net	—	—	14	—	14
Gain (loss) on dispositions, net	(111)	(214)	—	—	(325)
Other income (expense), net[1]	(89)	166	570	1	648
Income tax (expense) recovery	74	32	(21)	(50)	35
Equity accounted income (loss)	(18)	14	(19)	—	(23)
Interest income (expense), net	684	442	1,164	65	2,355
Equity accounted Adjusted EBITDA[2]	79	105	59	—	243
Amounts attributable to non-controlling interests[3]	(954)	(481)	(2,293)	—	(3,728)
Adjusted EBITDA	$606	$317	$927	$(93)	$1,757

Notes:

  Other income (expense), net corresponds to amounts that are not directly related to revenue earning activities and are not normal, recurring income or expenses necessary for business operations. The components of other income (expense), net include $383 million of expenses for employee incentive payments linked to the realization of value at our operations, $236 million of net gain recognized upon the deconsolidation of our healthcare services operation, $179 million of business separation expenses, stand-up costs and restructuring charges, $165 million of net revaluation losses, $137 million of net losses on debt modification and extinguishment, $125 million of unrealized gains recorded on reclassification of property, plant and equipment to finance leases at our offshore oil services operation, $40 million of transaction costs, $14 million of loss recognized on the partial sale of an interest in our work access services operation and $91 million of other expenses.

  Equity accounted Adjusted EBITDA corresponds to the Adjusted EBITDA attributable to the partnership that is generated by our investments in associates and joint ventures accounted for using the equity method.

  Amounts attributable to non-controlling interests are calculated based on the economic ownership interests held by the non-controlling interests in consolidated subsidiaries.

Brookfield Business Partners L.P. Reconciliation of Non-IFRS Measure

US$ millions, unaudited	Three Months Ended September 30, 2024
	Business Services	Infrastructure Services	Industrials	Corporate	Total

Net income (loss)	$551	$(118)	$1,371	$(69)	$1,735

Add back or deduct the following:
Depreciation and amortization expense	236	226	346	—	808
Gain (loss) on dispositions, net	(593)	—	—	—	(593)
Other income (expense), net[1]	142	24	59	4	229
Income tax expense (recovery)	40	(4)	(338)	(2)	(304)
Equity accounted income (loss)	6	4	(11)	—	(1)
Interest income (expense), net	234	177	330	37	778
Equity accounted Adjusted EBITDA[2]	19	38	13	—	70
Amounts attributable to non-controlling interests[3]	(407)	(201)	(1,270)	—	(1,878)
Adjusted EBITDA	$228	$146	$500	$(30)	$844

Notes:

  Other income (expense), net corresponds to amounts that are not directly related to revenue earning activities and are not normal, recurring income or expenses necessary for business operations. The components of other income (expense), net include $112 million related to provisions recorded at our construction operation primarily related to a legacy receivable balance from wound up Middle East operations, $44 million of business separation expenses, stand-up costs and restructuring charges, $27 million of net revaluation losses, $13 million of net losses on debt modification and extinguishment, $3 million of transaction costs, $2 million of expenses for employee incentive payments linked to the realization of value at our operations and $28 million of other expenses.

  Equity accounted Adjusted EBITDA corresponds to the Adjusted EBITDA attributable to the partnership that is generated by our investments in associates and joint ventures accounted for using the equity method.

  Amounts attributable to non-controlling interests are calculated based on the economic ownership interests held by the non-controlling interests in consolidated subsidiaries.

Brookfield Business Partners L.P. Reconciliation of Non-IFRS Measure

US$ millions, unaudited	Nine Months Ended September 30, 2024
	Business Services	Infrastructure Services	Industrials	Corporate	Total

Net income (loss)	$786	$(275)	$1,685	$(193)	$2,003

Add back or deduct the following:
Depreciation and amortization expense	738	660	1,027	—	2,425
Impairment reversal (expense), net	(4)	(12)	6	—	(10)
Gain (loss) on dispositions, net	(608)	—	(84)	—	(692)
Other income (expense), net[1]	53	28	117	15	213
Income tax expense (recovery)	47	(3)	(456)	(24)	(436)
Equity accounted income (loss), net	—	(11)	(44)	—	(55)
Interest income (expense), net	739	535	966	112	2,352
Equity accounted Adjusted EBITDA[2]	54	121	44	—	219
Amounts attributable to non-controlling interests[3]	(1,190)	(597)	(2,320)	—	(4,107)
Adjusted EBITDA	$615	$446	$941	$(90)	$1,912

Notes:

  Other income (expense), net corresponds to amounts that are not directly related to revenue earning activities and are not normal, recurring income or expenses necessary for business operations. The components of other income (expense), net include $194 million related to provisions recorded at our construction operation, $152 million of net revaluation gains, $105 million of business separation expenses, stand-up costs and restructuring charges, $50 million of other income related to a distribution at our entertainment operation, $32 million of transaction costs, $25 million of net gains on debt modification and extinguishment, $14 million of expenses for employee incentive payments linked to the realization of value at our operations and $95 million of other expenses.

  Equity accounted Adjusted EBITDA corresponds to the Adjusted EBITDA attributable to the partnership that is generated by our investments in associates and joint ventures accounted for using the equity method.

  Amounts attributable to non-controlling interests are calculated based on the economic ownership interests held by the non-controlling interests in consolidated subsidiaries.

Brookfield Business Corporation Reports Third Quarter 2025 Results

Brookfield, News, November 6, 2025 – Brookfield Business Corporation (NYSE, TSX: BBUC) announced today its net income (loss) for the quarter ended September 30, 2025.

	Three Months Ended September 30,		Nine Months Ended September 30,
US$ millions, unaudited	2025	2024	2025	2024

Net income (loss) attributable to Brookfield Business Partners	$(500)	$(466)	$(678)	$(492)

Net loss attributable to Brookfield Business Partners for the three months ended September 30, 2025 was $500 million, compared to net loss of $466 million during the same period in 2024. Current period results included $468 million of remeasurement loss on our exchangeable and class B shares that are classified as liabilities under IFRS. As at September 30, 2025, the exchangeable and class B shares were remeasured to reflect the closing price of $32.61 per unit.

Dividend

The Board of Directors has declared a quarterly dividend in the amount of $0.0625 per share, payable on December 31, 2025 to shareholders of record as at the close of business on November 28, 2025.

Additional Information

Each exchangeable share of Brookfield Business Corporation has been structured with the intention of providing an economic return equivalent to one unit of Brookfield Business Partners L.P. Each exchangeable share will be exchangeable at the option of the holder for one unit. Brookfield Business Corporation will target that dividends on its exchangeable shares be declared and paid at the same time as distributions are declared and paid on the Brookfield Business Partners’ units and that dividends on each exchangeable share will be declared and paid in the same amount as distributions are declared and paid on each unit to provide holders of exchangeable shares with an economic return equivalent to holders of units.

In addition to carefully considering the disclosures made in this news release in its entirety, shareholders are strongly encouraged to carefully review the Letter to Unitholders, Supplemental Information and other continuous disclosure filings which are available at https://bbu.brookfield.com.

Please note that Brookfield Business Corporation’s previous audited annual and unaudited quarterly reports have been filed on SEDAR+ and EDGAR and are available at https://bbu.brookfield.com/bbuc under Reports & Filings. Hard copies of the annual and quarterly reports can be obtained free of charge upon request.

Brookfield Business Corporation Consolidated Statements of Financial Position

	As at
US$ millions, unaudited	September 30, 2025		December 31, 2024

Assets
Cash and cash equivalents		$629		$1,008
Financial assets		570		353
Accounts and other receivable, net		3,358		3,229
Inventory, net		26		52
Other assets		541		627
Property, plant and equipment		186		2,480
Deferred income tax assets		254		197
Intangible assets		5,954		5,966
Equity accounted investments		186		198
Goodwill		5,021		4,988
Total Assets		$16,725		$19,098

Liabilities and Equity
Liabilities
Accounts payable and other		$3,134		$5,276
Non-recourse borrowings in subsidiaries of the company		8,003		8,490
Exchangeable and class B shares		2,283		1,709
Deferred income tax liabilities		999		988

Equity
Brookfield Business Partners	$(491)		$(59)
Non-controlling interests	2,797		2,694
		2,306		2,635
Total Liabilities and Equity		$16,725		$19,098

Brookfield Business Corporation Consolidated Statements of Operating Results

US$ millions, unaudited	Three Months Ended September 30,		Nine Months Ended September 30,
	2025	2024	2025	2024

Revenues	$1,678	$2,205	$5,504	$5,999
Direct operating costs	(1,535)	(2,015)	(5,019)	(5,527)
General and administrative expenses	(59)	(78)	(203)	(219)
Interest income (expense), net	(197)	(207)	(628)	(620)
Equity accounted income (loss)	2	3	7	6
Impairment reversal (expense), net	—	—	—	(2)
Remeasurement of exchangeable and class B shares	(468)	(325)	(651)	(199)
Other income (expense), net	(8)	(127)	194	(197)
Income (loss) before income tax	(587)	(544)	(796)	(759)
Income tax (expense) recovery
Current	18	(14)	9	(42)
Deferred	(9)	47	51	156
Net income (loss)	$(578)	$(511)	$(736)	$(645)
Attributable to:
Brookfield Business Partners	(500)	(466)	(678)	(492)
Non-controlling interests	$(78)	$(45)	$(58)	$(153)

This news release does not constitute an offer to sell or a solicitation of an offer to buy any securities of BBU, BBUC or the Corporation or any other securities, and shall not constitute an offer, solicitation or sale in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful. Any securities of the Corporation to be issued in the Arrangement will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or the securities laws of any state of the United States, and any securities issued in connection with the Arrangement are anticipated to be issued in reliance upon the exemption from the registration requirements of the U.S. Securities Act provided for by Section 3(a)(10) thereof and in accordance with applicable state securities laws.

Cautionary Statement Regarding Forward-looking Statements and Information

Note: This news release contains “forward-looking information” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of applicable Canadian and U.S. securities laws. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook of Brookfield Business Partners, as well as regarding recently completed and proposed acquisitions, dispositions, and other transactions, and the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as “expects”, “anticipates”, “plans”, “believes”, “estimates”, “seeks”, “intends”, “targets”, “projects”, “forecasts”, “views”, “potential”, “likely” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may”, “will”, “should”, “would” and “could”.

Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, investors and other readers should not place undue reliance on forward-looking statements and information because they involve assumptions, known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause the actual results, performance or achievements of Brookfield Business Partners to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements and information. These beliefs, assumptions and expectations can change as a result of many possible events or factors, not all of which are known to us or are within our control. If a change occurs, our business, financial condition, liquidity and results of operations and our plans and strategies may vary materially from those expressed in the forward-looking statements and forward-looking information herein.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to, the following: the cyclical nature of our operating businesses and general economic conditions and risks relating to the economy, including unfavorable changes in interest rates, foreign exchange rates, inflation, commodity prices and volatility in the financial markets; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits; business competition, including competition for acquisition opportunities; our ability to complete strategic actions including the Arrangement and our corporate transactions, dispositions and achieve the anticipated benefits therefrom; global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; changes to U.S. laws or policies, including changes in U.S. domestic and economic policies as well as foreign trade policies and tariffs; technological change; litigation; cybersecurity incidents; the possible impact of international conflicts, wars and related developments including terrorist acts and cyber terrorism; operational, or business risks that are specific to any of our business services operations, infrastructure services operations or industrials operations; changes in government policy and legislation; catastrophic events, such as earthquakes, hurricanes and pandemics/epidemics; changes in tax law and practice; and other risks and factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States including those set forth in the “Risk Factors” section in our annual report for the year ended December 31, 2024 filed on Form 20-F. Certain risks and uncertainties specific to the proposed Arrangement will be further described in the joint management information circular of BBU and BBUC to be delivered to such security holders in advance of the special meetings.

Statements relating to “reserves” are deemed to be forward-looking statements as they involve the implied assessment, based on certain estimates and assumptions, that the reserves described herein can be profitably produced in the future. We qualify any and all of our forward-looking statements by these cautionary factors.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements and information, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

Cautionary Statement Regarding the Use of a Non-IFRS Measure

This news release contains references to a Non-IFRS measure. Adjusted EBITDA is not a generally accepted accounting measure under IFRS and therefore may differ from definitions used by other entities. We believe this is a useful supplemental measure that may assist investors in assessing the financial performance of Brookfield Business Partners and its subsidiaries. However, Adjusted EBITDA should not be considered in isolation from, or as a substitute for, analysis of our financial statements prepared in accordance with IFRS.

References to Brookfield Business Partners are to Brookfield Business Partners L.P. together with its subsidiaries, controlled affiliates and operating entities. Unitholders’ results include limited partnership units, redemption-exchange units, general partnership units, BBUC exchangeable shares and special limited partnership units. More detailed information on certain references made in this news release will be available in our Management’s Discussion and Analysis of Financial Condition and Results of Operations in our interim report for the third quarter ended September 30, 2025 furnished on Form 6-K.